February 22, 2012

Via Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission (SEC)
100 F Street, NE
Washington, D.C.  20549

Re:         Fidelity Bancorp, Inc.
Form 10-K for the fiscal year ended September 30, 2011
File No. 000-22288

Dear Mr. West:

Please accept this correspondence to confirm our telephone conversation this afternoon with respect to your comment letter dated February 2, 2012 pursuant to your review of Fidelity Bancorp’s Form 10-K for the fiscal year ended September 30, 2011.  Fidelity Bancorp, Inc. is currently working through the issues related to the comments and will submit its response to your comment letter on or before March 7, 2012 via the EDGAR system.

Sincerely,

/s/ Lisa L. Griffith

Lisa L. Griffith
Senior Vice President and
Chief Financial Officer

CC:        Mr. Richard G. Spencer, President and Chief Executive Officer (via interoffice mail)
Mr. Harry E. Bertrand, CPA, Principal, S.R. Snodgrass, A.C. (via U.S. mail)
Mr. James C. Stewart, Spidi and Fisch, P.C. (via U.S. mail)